FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2005

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes___ No X
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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of Announcement No. 4 - 2005 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on April 6, 2005.

Exhibit 1
---------


ANNOUNCEMENT NO. 4 - 2005


6 April 2005



Sale of 2 product tankers

TORM has entered into an agreement to sell the MR product tankers TORM OLGA (built in 1992) and TORM ASIA (built in 1994).

The ships are sold to an international buyer for a total consideration of USD 61 million and will be delivered in 2. and 3. quarter 2005 respectively. The sale of the two vessels will entail a gain of USD 30 million (DKK 162 million).

The gain is not included in the result expectations for the year as mentioned in the announcement to the Copenhagen Stock Exchange no. 2 - 2005 dated 8 March 2005.

The sale of the ships should be seen as part of a continued fleet renewal to maintain a modern and technologically advanced product tanker fleet aimed at offering customers the capacity, flexibility and quality required.

Following the sale TORM's owned fleet consist of 22.5 product tankers and 9 bulk vessels.

After  delivery of 2 product  tankers in 2005 the total  order book  consists of
16.5 product tankers and one bulk vessel:


                                      TORM order book of ships

             2005                2006               2007        2008   TOTAL
             ----                ----               ----        ----   -----
          Q1  Q2   Q3  Q4    Q1  Q2  Q3   Q4    Q1  Q2  Q3 Q4    Q1
LR2                               1   1          1   1            1     5
LR1            1    1         1          0,5     1                    4,5
MR             7                                                        7
Panamax        1                                                        1


A/S Dampskibsselskabet TORM
Contact persons:      Klaus Kjaerulff, CEO (tel.: +45 39 17 92 00)
                      Klaus Nyborg, CFO (tel.: +45 39 17 92 00)


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SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: April 7, 2005
                                                   By: /s/ Klaus Nyborg
                                                   --------------------------
                                                   Klaus Nyborg
                                                   Chief Financial Officer



03810.0001 #561391